UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 8, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Forgent Networks, Inc.
File No. 0-20008 - CF#21144

Forgent Networks, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibit to a Form 10-K filed on October 29, 2007.

Based on representations by Forgent Networks, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

        Exhibit 10.41   through May 21, 2011

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

David L. Orlic
Special Counsel